Exhibit 99.1

Recent Developments under the Hudson Note Purchase Agreement and Director Resignation

HONG KONG, Feb. 15, 2019 (GLOBE NEWSWIRE) — Sky Solar Holdings, Ltd. (“Sky Solar” or the “Company”) (NASDAQ: SKYS), a global developer, owner and operator of solar parks has been in discussion with Hudson Solar Cayman, LP (“Hudson”) with respect to the Amended and Restated Note Purchase Agreement dated July 15, 2016 (the “Note Purchase Agreement”).  Hudson has invested in certain of the Company’s projects in Latin America, and U.S. through the Notes (as defined in the Note Purchase Agreement).  In a series of letters, Hudson alleged that Events of Default (as defined in the Note Purchase Agreement) under the Note Purchase Agreement had occurred and proposed to resolve the issue with an offer to either (i) purchase of the equity in certain projects of the Company at a purchase price of US$240 million, and (ii) acquire the Company through merger at $2.15 to $2.25 per ADS (the “Proposals”). While the Company has been working with Hudson to respond to and address their allegations and Proposals, Hudson, in the meantime, sent a notice of acceleration dated January 22, 2019 declaring that all Obligations (as defined in the Note Purchase Agreement), including the outstanding principal, accrued and unpaid interest and make-whole payment amount thereof, were immediately due.  Hudson has also sent a demand on Guaranty to the Company and certain of its subsidiaries who are Guarantors of the Notes pursuant to a Guaranty dated September 18, 2015, and has initiated proceedings in some of the jurisdictions where the Company’s business or subsidiaries are located to enforce the collaterals.  On February 8, 2019, Hudson filed an action in New York Supreme Court seeking to enforce certain guaranties related to the Note Purchase Agreement against certain members of the group (including Sky Solar). Hudson also recently served statutory demands on such guarantors in the Cayman Islands, the British Virgin Islands, and Hong Kong demanding repayment of amount outstanding under the guaranties.

The Company intends to defend Hudson’s enforcement actions and other proceedings vigorously to minimize the interruptions on its business and operations. The Company has taken steps to demand Hudson to withdraw the statutory demands immediately.

Separately, the Company has received proposals from other parties regarding potential strategic investments in the Company. The Company is continuing evaluating all these proposals including Hudson’s Proposals to preserve and maximize shareholder value.

The Company also announced that former CFO Mr. Sanjay Shrestha resigned as a director of the Company, effective February 1, 2019.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, and North America. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of June 30, 2018, the Company owned and operated 203.5 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; resources we may need to familiarize ourselves with the regulatory regimes, business practices, governmental requirements and industry conditions as we enter into new markets; our ability to successfully implement our on-going strategic review to unlock shareholder value; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business in the U.S. and into China; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholdings.com

SKYS Investor Relations:

The Blueshirt Group

US or Mandarin

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com